Exhibit 99.1

ATA Reports Fiscal 2014 Second Quarter Financial Results

Company to Hold Conference Call on November 8, 2013, at 8 a.m. ET

Beijing, China, November 7, 2013 (NY) / November 8, 2013 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced preliminary unaudited financial results for its fiscal second quarter ended September 30, 2013 (“Second Quarter 2014”).

Second Quarter 2014 Financial and Operating Highlights (percentage changes and comparisons are year over year)

•                  Net revenues of RMB45.1 million (US$7.4 million), compared to RMB46.8 million

•                  Gross profit of RMB22.0 million (US$3.6 million), compared to RMB21.6 million

•                  Loss from operations of RMB4.7 million (US$0.8 million), an improvement from loss from operations of RMB11.0 million

•                  Net loss of RMB4.3 million (US$0.7 million), an improvement from net loss of RMB9.1 million

•                  Adjusted net loss excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB2.7 million (US$0.5 million), an improvement from adjusted net loss excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB6.6 million

•                  Basic and diluted losses per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Second Quarter 2014 were both RMB0.12 (US$0.02)

•                  Delivered approximately 1.7 million billable tests, up 21%

•                  RMB284.6 million (US$46.5 million) in cash and no long-term debt as of September 30, 2013

•                  Closed the acquisition of Xing Wei Institute (HK) Limited (“Xing Wei”) on October 31, 2013, and appointed Xing Wei’s founder and chairman Mr. Cheng-Yaw Sun as ATA’s new CEO, succeeding Mr. Kevin Ma

Fiscal Year 2014 Outlook

•                  For the fiscal year ending March 31, 2014 (“Fiscal Year 2014”), ATA reiterates its expectation of net revenues of between RMB403.0 million and RMB423.0 million and non-GAAP net income (net income excluding share-based compensation expense and foreign currency exchange gain/loss) of between RMB37.0 million and RMB47.0 million.

•                  For the quarter ending December 31, 2013 (“Third Quarter 2014”), ATA expects net revenues of between RMB180.0 million and RMB200.0 million.

Mr. Kevin Ma, ATA’s Chairman of the Board, stated, “The Company recently announced the acquisition of Xing Wei, a private education technology company that provides training solutions as well as online and mobile training platforms for corporations in China. I am very pleased that Xing Wei’s founder and Chairman Mr. Cheng-Yaw Sun has joined ATA as its new CEO and look forward to working with him to build upon the synergies created by combining the service offerings of our two companies. During Second Quarter 2014, we successfully delivered 1.7 million billable exams, including the exam for the Securities Association of China (‘SAC’). ATA continued to experience challenges related to decreasing volumes of the SAC exam during the period, which we expect may continue into the remainder of Fiscal Year 2014. During the period, we saw growth in volumes for and revenues from the China Futures Association exam and security guard exams, which took place in Shanghai and a few other provinces. Using our new mobile testing system (‘MTS’), ATA successfully administered the Cambridge English Junior Exam in Hong Kong in July and August, transitioning this exam from a paper-and-pencil format to ATA’s new technology-based platform. Thus far, we have conducted successful trials of this exam in Beijing, Shanghai, Hong Kong, Mexico and Spain. We expect ATA’s continued efforts to diversify its revenue streams will, over time, mitigate the impact of changes in scheduling or demand with regards to any one exam.”

Operating Review

In Second Quarter 2014, ATA delivered a total of 1.7 million billable tests. The Company had a network of 2,916 authorized test centers throughout China as of September 30, 2013, which the Company believes to be the largest test center network of any commercial computer-based testing service provider in China. ATA has delivered more than 51.7 million billable tests since it began operations in 1999.

GAAP Results

Second Quarter 2014

For Second Quarter 2014, ATA’s total net revenues were RMB45.1 million (US$7.4 million), compared to RMB46.8 million in the prior-year period. This decrease was primarily due to lower volumes of the SAC exam and lower revenue contributions from certain certification exams, which were partially offset by increased exam volumes and revenue contributions from the China Futures Association exam and security guard exams. Net revenues from TOEIC and HR Select for Second Quarter 2014 increased 11% year over year to RMB14.5 million (US$2.4 million).

Gross profit for Second Quarter 2014 was RMB22.0 million (US$3.6 million), compared to RMB21.6 million in the same period last fiscal year. Gross margin was 48.7% in Second Quarter 2014, compared to 46.1% in the prior-year period. The increase in gross margin was primarily due to a decrease in CPA exam-related expenses, which were higher in the prior-year period to ensure the smooth delivery of the first computer-based China CPA exam. The year-over-year improvement in contributions from TOEIC and HR select exams also had a positive impact on gross margin.

Loss from operations in Second Quarter 2014 was RMB4.7 million (US$0.8 million), compared to RMB11.0 million in the prior-year period. The year-over-year decrease in loss from operations was primarily due to lower sales and marketing expenses resulting from the Company’s efforts to streamline its operations earlier this year.

Net loss for Second Quarter 2014 was RMB4.3 million (US$0.7 million), compared to RMB9.1 million in the prior-year period. For Second Quarter 2014, basic and diluted losses per common share were both RMB0.10 (US$0.02), compared to RMB0.21 in the same period last fiscal year. Basic and diluted losses per ADS were both RMB0.19 (US$0.03) in Second Quarter 2014, compared to RMB0.42 in the prior-year period.

Non-GAAP Measures

Adjusted net loss for Second Quarter 2014, which excludes share-based compensation expense and foreign currency exchange gain (non-GAAP), was RMB2.7 million (US$0.5 million), compared to RMB6.6 million in the prior-year period. Basic and diluted losses per common share excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Second Quarter 2014 were both RMB0.06 (US$0.01).

Basic and diluted losses per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Second Quarter 2014 were both RMB0.12 (US$0.02), compared to RMB0.30 in the same period last fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Second Quarter 2014 were both 22.6 million. Each ADS represents two common shares. ATA had 45.3 million common shares outstanding on September 30, 2013.

Guidance for Fiscal Year 2014 and for Third Quarter 2014

For Third Quarter 2014, ATA expects net revenues of between RMB180.0 million and RMB200.0 million.

For Fiscal Year 2014, ATA expects net revenues of between RMB403.0 million and RMB423.0 million and non-GAAP net income of between RMB37.0 million and RMB47.0 million.

Estimated Financial Results

(unaudited) (RMB in millions)

	Estimated for the year ending March 31, 2014	Actual for the year ended March 31, 2013

Net Revenues	403.0-423.0	366.7
Non-GAAP Net Income	37.0-47.0	36.0

	Estimated for the quarter ending December 31, 2013	Actual for the quarter ended December 31, 2012

Net Revenues	180.0-200.0	179.4

Mr. Ma concluded, “We continue to be on track with our budget and are working hard during our busiest quarter of the year—the fiscal third quarter. In late October, we completed the successful delivery of the 2013 National Unified Certified Public Accountants (‘CPA’) exam on behalf of the Chinese Institute of Certified Public Accountants. This was the second CPA exam to be delivered via ATA’s advanced computer-based platform, and I am pleased to report that ATA administered a record 1.52 million exams, approximately 13% more than the 2012 CPA exam. We anticipate increased volumes of the exam for the China Banking Association during the third quarter of fiscal 2014 and continue to promote and market MTS globally. We expect to launch the Cambridge English Junior Exam in additional cities in the coming months. We also continue working to develop new corporate client partnerships and to deepen existing ones, an effort that we believe will be supported by the additional service offerings from the recent Xing Wei acquisition. I have been working closely with ATA’s new CEO Mr. Sun and the rest of the management team on this integration, and anticipate a smooth transition in the coming months. We share a belief in the importance of diversifying ATA’s business to achieve greater balance in our revenue streams between the public and private sectors and believe we have a solid foundation upon which to further grow the Company over the long term.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in Second Quarter 2014 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Friday, November 8, 2013, during which senior management will discuss the results of Second Quarter 2014. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 339-2688
International (Toll):	+1 (617) 847-3007

	Toll-Free	Local Access
China (Netcom):	(10 800) 713 1756
China (Telecom):	(10 800) 130 1713	(400) 881 1629

Participant Passcode:	96355980

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.ata.net.cn or by clicking the following link: http://www.webcaster4.com/Webcast/Page/274/2478.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of September 30, 2013, ATA’s test center network comprised 2,916 authorized test centers located throughout China. The Company believes it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 51.7 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for Third Quarter 2014 and Fiscal Year 2014 and statements regarding market demand and trends, the SAC exam, the potential growth and success of the Company’s CPA, China Futures Association, security guard and Cambridge English Junior exams and other businesses, including its mobile testing system, the Company’s integration with Xing Wei, and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2013, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2013.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Second Quarter 2014, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.1179 to US$1.00, the noon buying rate as of September 30, 2013, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA, Inc.	The Equity Group Inc.
Lucy Ma, Associate, Investor Relations	Carolyne Yu, Senior Associate
+86 10 6518 1122 x5517	415-568-2255
maxiaopeng@ata.net.cn	+86 10 6587 6435
cyu@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,	September 30,
	2013	2013	2013
	RMB	RMB	USD
ASSETS
Current assets:
Cash	290,029,715	284,640,469	46,525,845
Accounts receivable, net	51,114,718	56,457,832	9,228,303
Prepaid expenses and other current assets	13,625,663	13,587,863	2,221,001
Total current assets	354,770,096	354,686,164	57,975,149

Property and equipment, net	61,310,690	59,331,694	9,698,049
Goodwill	23,422,850	23,422,850	3,828,577
Intangible assets, net	15,082,874	13,825,678	2,259,873
Other assets	3,231,971	3,111,069	508,520
Total assets	457,818,481	454,377,455	74,270,168
Total assets

Current liabilities:
Accrued expenses and other payables	72,191,260	62,465,159	10,210,229
Deferred revenues	7,376,527	6,911,315	1,129,687
Total current liabilities	79,567,787	69,376,474	11,339,916

Deferred revenues	2,644,294	2,320,860	379,356
Deferred tax liabilities	58,681	—	—
Total liabilities	82,270,762	71,697,334	11,719,272

Shareholders’ equity:
Common shares	3,461,060	3,472,799	567,646
Treasury shares	(329,357)	(461,885)	(75,497)
Additional paid-in capital	427,443,700	430,372,880	70,346,505
Accumulated other comprehensive loss	(26,379,146)	(27,143,666)	(4,436,762)
Accumulated deficit	(28,648,538)	(23,560,007)	(3,850,996)
Total shareholders’ equity	375,547,719	382,680,121	62,550,896
Total liabilities and shareholders’ equity	457,818,481	454,377,455	74,270,168

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	September 30	September 30,	September 30,
	2012	2013	2013
	RMB	RMB	USD
Net revenues:
Testing services	40,606,394	40,981,608	6,698,640
Test preparation and training solutions	2,097,338	1,097,654	179,417
Other revenue	4,050,052	3,010,227	492,036
Total net revenues	46,753,784	45,089,489	7,370,093
Cost of revenues	25,182,632	23,113,181	3,777,960
Gross profit	21,571,152	21,976,308	3,592,133

Operating expenses:
Research and development	4,406,188	5,561,924	909,123
Sales and marketing	14,048,569	9,252,243	1,512,323
General and administrative	14,137,759	11,831,685	1,933,945
Total operating expenses	32,592,516	26,645,852	4,355,391
Loss from operations	(11,021,364)	(4,669,544)	(763, 258)

Other income:
Interest income	945,814	763,825	124,851
Foreign currency exchange gain, net	351,354	91,924	15,025
Total other income	1,297,168	855,749	139,876
Loss before income taxes	(9,724,196)	(3,813,795)	(623,382)

Income tax benefit (expense)	636,736	(506,237)	(82,747)
Net loss	(9,087,460)	(4,320,032)	(706,129)

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(216,972)	(186,684)	(30,514)
Comprehensive loss	(9,304,432)	(4,506,716)	(736,643)

Basic losses per common share	(0.21)	(0.10)	(0.02)

Diluted losses per common share	(0.21)	(0.10)	(0.02)

Basic losses per ADS	(0.42)	(0.19)	(0.03)

Diluted losses per ADS	(0.42)	(0.19)	(0.03)

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six-month Period Ended
	September 30,	September 30,	September 30,
	2012	2013	2013
	RMB	RMB	USD
Net revenues:
Testing services	121,775,057	125,151,958	20,456,686
Test preparation and training solutions	4,314,695	3,490,125	570,478
Other revenue	8,925,460	8,513,219	1,391,526
Total net revenues	135,015,212	137,155,302	22,418,690
Cost of revenues	66,700,656	67,111,466	10,969,690
Gross profit	68,314,556	70,043,836	11,449,000

Operating expenses:
Research and development	10,491,793	11,889,186	1,943,344
Sales and marketing	27,856,119	20,693,182	3,382,400
General and administrative	35,169,328	33,002,151	5,394,359
Total operating expenses	73,517,240	65,584,519	10,720,103
Income (loss) from operations	(5,202,684)	4,459,317	728,897

Other income (expense):
Interest income	1,643,833	1,517,859	248,101
Foreign currency exchange gain (loss), net	(117,414)	217,012	35,472
Total other income	1,526,419	1,734,871	283,573
Income (loss) before income taxes	(3,676,265)	6,194,188	1,012,470

Income tax benefit (expense)	(146,920)	(1,105,657)	(180,725)
Net income (loss)	(3,823,185)	5,088,531	831,745

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	119,808	(764,520)	(124,964)
Comprehensive income (loss)	(3,703,377)	4,324,011	706,781

Basic earnings (losses) per common share	(0.10)	0.11	0.02

Diluted earnings (losses) per common share	(0.10)	0.11	0.02

Basic earnings (losses) per ADS	(0.20)	0.22	0.04

Diluted earnings (losses) per ADS	(0.20)	0.22	0.04

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Six-month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2012	2013	2012	2013
	RMB	RMB	RMB	RMB
GAAP net income (loss)	(9,087,460)	(4,320,032)	(3,823,185)	5,088,531
Share-based compensation expenses	2,818,383	1,670,903	6,754,395	3,462,378
Foreign currency exchange (gain) loss, net	(351,354)	(91,924)	117,414	(217,012)
Non-GAAP net income (loss)	(6,620,431)	(2,741,053)	3,048,624	8,333,897

GAAP earnings (losses) per common share
Basic	(0.21)	(0.10)	(0.10)	0.11
Diluted	(0.21)	(0.10)	(0.10)	0.11

Non-GAAP earnings (losses) per common share
Basic	(0.15)	(0.06)	0.07	0.18
Diluted	(0.15)	(0.06)	0.07	0.18